INDIA'S LARGEST BANK

STATE BANK OF INDIA
REPRESENTATIVE OFFICE
2001 PENNSYLVANIA AVENUE, N.W., SUITE 625
WASHINGTON, D.C. 20006
TELEPHONE – (202) 223-5579
(202) 223-9661
FAX (202) 785-3739

82-4524

November 20, 2002

The Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir:

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs)
CUSIP # 856552104
CHANGE IN DIRECTORS

Kindly refer to our letter dated August 27, 2002 along with which we had forwarded letter No. CO/S&B/VR/2002/2938 dated 22nd August. We had requested that the duplicate copy of the letter be returned to us with your office stamp affixed acknowledging receipt of our letter.

It appears from our records that the duplicate copy has not been received by us so far. You are requested to please do the needful and return it to us at the earliest. A copy of our letter of August 27 is enclosed, for ready reference.

Sincerely,

Ajit Lal
Representative

Encl: As above

12/2

STATE BANK OF INDIA
REPRESENTATIVE OFFICE

INDIA'S LARGEST BANK

2001 PENNSYLVANIA AVENUE, N.W., SUITE 625
WASHINGTON, D.C. 20006

TELEPHONE - (202) 223-5579
(202) 223-9661
FAX (202) 785-3739

FILE #82.4524

August 27, 2002

The Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir:

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs)
CUSIP # 856552104
CHANGE IN DIRECTORS

We enclose for your information & necessary action letter #.CO/S&B/VR/2002/2938 dated August 22, 2002 along with its enclosures, contents of which are self-explicit. We are also enclosing a self-addressed stamped envelope for your convenience to enclose a receipt to our office.

2. I shall be glad if your office could kindly send us back the duplicate copy of the letter by affixing your office stamp confirming receipt of the same as an acknowledgment, for use at our Indian office.

Sincerely,

Ajit Lal
Representative

Encl: as above

<securities>

INDIA'S LARGEST BANK

STATE BANK OF INDIA
REPRESENTATIVE OFFICE
2001 PENNSYLVANIA AVENUE, N.W., SUITE 625
WASHINGTON, D.C. 20006
TELEPHONE - (202) 223-5579
(202) 223-9661
FAX (202) 785-3739

FILE #82.4524

November 20, 2002

NOV 2 1 2002

The Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir:

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs)
CUSIP # 856552104

We enclose for your information & necessary action letter #.CO/S&B/VR/2002/3989 dated November 16, 2002 along with its enclosures, contents of which are self-explicit. We are also enclosing a self-addressed stamped envelope for your convenience to send a receipt to our office.

2. I shall be glad if your office could kindly send us back the duplicate copy of the letter by affixing your office stamp confirming receipt of the same as an acknowledgment, for use at our Indian office.

Sincerely,

Ajit Lal
Representative

Encl: as above

<securities>

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

The Securities & Exchange
Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2002/ 3989 November 16, 2002

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
CHANGE IN DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/VR/2002/3972 dated the 16th November, 2002 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

CO/S&B/VR/2002/3972

November 16, 2002

Dear Sir,

LISTING AGREEMENT : CHANGE IN DIRECTORS

In terms of Clause 30A of the Listing Agreement, we advise that in exercise of the powers conferred by clause(a) of section 19 and sub-section(1) of section 20 of the State Bank of India Act, 1955 (23 of 1955), the Central Government, after consultation with the Reserve Bank of India, appointed Shri A.K.Purwar, Deputy Managing Director, State Bank of India as Chairman, State Bank of India from the date of his taking charge of the post and upto 31st May, 2006 i.e., date of his superannuation or until further orders whichever is earlier

2. Shri A.K.Purwar assumed the charge of Chairman, State Bank of India, on the 13th November, 2002.

3. Kindly acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढ़ावा मिलेगा.

INDIA'S
LARGEST
BANK

STATE BANK OF INDIA
REPRESENTATIVE OFFICE
2001 PENNSYLVANIA AVENUE, N.W., SUITE 625
WASHINGTON, D.C. 20006
TELEPHONE – (202) 223-5579
(202) 223-9661
FAX (202) 785-3739

November 20, 2002

RECD S.E.C.
NOV 2 1 2002
1086

The Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir:

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs)
CUSIP # 856552104
CHANGE IN DIRECTORS

Kindly refer to our letter dated October 08, 2002 along with which we had forwarded letter No. CO/S&B/VR/2002/3477 dated 5th October. We had requested that the duplicate copy of the letter be returned to us with your office stamp affixed acknowledging receipt of our letter.

It appears from our records that the duplicate copy has not been received by us so far. You are requested to please do the needful and return it to us at the earliest. A copy of our letter of October 8 is enclosed, for ready reference.

Sincerely,

Ajit Lal
Representative

Encl: As above

INDIA'S LARGEST BANK

STATE BANK OF INDIA
REPRESENTATIVE OFFICE
2001 PENNSYLVANIA AVENUE, N.W., SUITE 625
WASHINGTON, D.C. 20006
TELEPHONE - (202) 223-5579
(202) 223-9661
FAX (202) 785-3739

FILE #82.4524

October 08, 2002

The Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

NOV 21 2002

Dear Sir:

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs)
CUSIP # 856552104
CHANGE IN DIRECTORS

We enclose for your information & necessary action letter #.CO/S&B/VR/2002/3477 dated October 05, 2002 along with its enclosures, contents of which are self-explicit. We are also enclosing a self-addressed stamped envelope for your convenience to send a receipt to our office.

2. I shall be glad if your office could kindly send us back the duplicate copy of the letter by affixing your office stamp confirming receipt of the same as an acknowledgment, for use at our Indian office.

Sincerely,

Ajit Lal
Representative

Encl: as above

<securities>

STATE BANK OF INDIA
REPRESENTATIVE OFFICE

INDIA'S LARGEST BANK

2001 PENNSYLVANIA AVENUE, N.W., SUITE 625
WASHINGTON, D.C. 20006
TELEPHONE – (202) 223-5579
(202) 223-9661
FAX (202) 785-3739

November 20, 2002

The Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

NOV 21 2002

Dear Sir:

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs)
CUSIP # 856552104
LISTING AGREEMENT : CLAUSE 35

Kindly refer to our letter dated October 15, 2002 along with which we had forwarded letter No. CO/S&B/VR/2002/3559 dated 11th October. We had requested that the duplicate copy of the letter be returned to us with your office stamp affixed acknowledging receipt of our letter.

It appears from our records that the duplicate copy has not been received by us so far. You are requested to please do the needful and return it to us at the earliest. A copy of our letter of October 15 is enclosed, for ready reference.

Sincerely,

Ajit Lal
Representative

Encl: As above

INDIA'S LARGEST BANK

STATE BANK OF INDIA
REPRESENTATIVE OFFICE
2001 PENNSYLVANIA AVENUE, N.W., SUITE 625
WASHINGTON, D.C. 20006
TELEPHONE - (202) 223-5579
(202) 223-9661
FAX (202) 785-3739

FILE #82.4524

October 15, 2002

The Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

[stamp:] ... 2 1 2002

Dear Sir:

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs)
CUSIP # 856552104
LISTING AGREEMENT : CLAUSE 35

We enclose for your information & necessary action letter #.CO/S&B/VR/2002/3559 dated October 11, 2002 along with its enclosures, contents of which are self-explicit. We are also enclosing a self-addressed stamped envelope for your convenience to send a receipt to our office.

2. I shall be glad if your office could kindly send us back the duplicate copy of the letter by affixing your office stamp confirming receipt of the same as an acknowledgment, for use at our Indian office.

Sincerely,

Ajit Lal
Representative

Encl: as above

<securities>

Cable: STATEBANK

STATE BANK OF INDIA
REPRESENTATIVE OFFICE

INDIA'S LARGEST BANK

2001 PENNSYLVANIA AVENUE, N.W., SUITE 625
WASHINGTON, D.C. 20006
TELEPHONE - (202) 223-5579
(202) 223-9661
FAX (202) 785-3739

November 20, 2002

The Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir:

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs)
CUSIP # 856552104
LISTING AGREEMENT
GENERAL MEETING OF SHAREHOLDERS OF THE BANK
FOR ELECTION OF SHAREHOLDER DIRECTORS

Kindly refer to our letter dated August 29, 2002 along with which we had forwarded letter No. CO/S&B/VR/2002/3009 dated 26th August. We had requested that the duplicate copy of the letter be returned to us with your office stamp affixed acknowledging receipt of our letter.

It appears from our records that the duplicate copy has not been received by us so far. You are requested to please do the needful and return it to us at the earliest. A copy of our letter of August 29 is enclosed, for ready reference.

Sincerely,

Ajit Lal
Representative

Encl: As above

STATE BANK OF INDIA
REPRESENTATIVE OFFICE

INDIA'S LARGEST BANK

2001 PENNSYLVANIA AVENUE, N.W., SUITE 625
WASHINGTON, D.C. 20006

TELEPHONE - (202) 223-5579
(202) 223-9661
FAX (202) 785-3739

FILE #82.4524

August 29, 2002

The Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

2002

Dear Sir:

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs)
CUSIP # 856552104
LISTING AGREEMENT
GENERAL MEETING OF SHAREHOLDERS OF THE BANK
FOR ELECTION OF SHAREHOLDER DIRECTORS

We enclose for your information & necessary action letter #.CO/S&B/VR/2002/3009 dated August 26, 2002 along with its enclosures, contents of which are self-explicit. We are also enclosing a self-addressed stamped envelope for your convenience to enclose a receipt to our office.

2. I shall be glad if your office could kindly send us back the duplicate copy of the letter by affixing your office stamp confirming receipt of the same as an acknowledgment, for use at our Indian office.

Sincerely,

Ajit Lal
Representative

Encl: as above

<securities>

INDIA'S LARGEST BANK

STATE BANK OF INDIA
REPRESENTATIVE OFFICE

2001 PENNSYLVANIA AVENUE, N.W., SUITE 625
WASHINGTON, D.C. 20006

TELEPHONE – (202) 223-5579
(202) 223-9661

FAX (202) 785-3739

November 20, 2002

The Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

NOV 2 1 2002

Dear Sir:

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs)
CUSIP # 856552104
LISTING AGREEMENT : CLAUSE 36
SBI SECURITIES LTD (SBISL) CLOSURE FOR THE COMPANY

Kindly refer to our letter dated August 29, 2002 along with which we had forwarded letter No. CO/S&B/VR/2002/2991 dated 26th August. We had requested that the duplicate copy of the letter be returned to us with your office stamp affixed acknowledging receipt of our letter.

It appears from our records that the duplicate copy has not been received by us so far. You are requested to please do the needful and return it to us at the earliest. A copy of our letter of August 29 is enclosed, for ready reference.

Sincerely,

Ajit Lal
Representative

Encl: As above

INDIA'S LARGEST BANK

STATE BANK OF INDIA
REPRESENTATIVE OFFICE
2001 PENNSYLVANIA AVENUE, N.W., SUITE 625
WASHINGTON, D.C. 20006
TELEPHONE – (202) 223-5579
(202) 223-9661
FAX (202) 785-3739

FILE #82.4524

August 29, 2002

The Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir:

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs)
CUSIP # 856552104
LISTING AGREEMENT : CLAUSE 36
SBI SECURITIES LTD(SBISL) CLOSURE OF THE COMPANY

We enclose for your information & necessary action letter #.CO/S&B/VR/2002/2991 dated August 26, 2002 along with its enclosures, contents of which are self-explicit. We are also enclosing a self-addressed stamped envelope for your convenience to enclose a receipt to our office.

2. I shall be glad if your office could kindly send us back the duplicate copy of the letter by affixing your office stamp confirming receipt of the same as an acknowledgment, for use at our Indian office.

Sincerely,

Ajit Lal
Representative

Encl: as above

<securities>

Cable: STATEBANK